UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

FORM CB

TENDER OFFER NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Northern Continental Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

British Columbia
(Jurisdiction of Subject Company's Incorporation or Organization)

Hathor Exploration Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

664909
(CUSIP Number of Class of Securities (if applicable))

Andriyko Herchak
Chief Financial Officer
Hathor Exploration Limited
1810 - 925 West Georgia Street
Vancouver, BC
V6C 3L2
Telephone Number: (604) 684-6707

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 19, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

1. Offer to Purchase and Circular dated November 16, 2007.*
2. Letter of Transmittal.*
3. Notice of Guaranteed Delivery.*

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* Previously filed with Form CB on November 20, 2007.

PART II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1. Press release dated December 20, 2007.*
2. Press release dated January 3, 2008.

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* Previously filed with Amendment No. 1 to Form CB on December 21, 2007.

HATHOR EXPLORATION LIMITED
Suite 1810 – 925 West Georgia Street
Vancouver, B.C. Canada V6C 3L2
Telephone: 604 684 6707
Facsimile: 604 684 9277

January 3, 2008 News Release NR08-01 Symbol: HAT – TSX.V

Hathor Extends Offer for Northern Continental Resources shareholders

Hathor Exploration Limited ("Hathor") (TSX-V: HAT) announced today that its offer to acquire all of the outstanding shares of Northern Continental Resources Inc. ("NCR") (TSX-V: NCR) on the basis of 0.40 of a Hathor share for each share of NCR will be extended to 8:00 p.m. (Toronto time) on February 19, 2008. All other terms and conditions contained in the offer remain the same.

A Notice of Extension will be filed with Computershare Investor Services Inc., the Depositary under the offer. The Notice of Extension will be mailed to NCR shareholders and will be filed with the applicable securities regulators in Canada.

The extension will allow sufficient time for the offering circular to be translated into French for NCR's Quebec shareholders, and to allow all shareholders additional time to consider the offer. Hathor intends to file and to mail to the NCR shareholders in the near future a Notice of Variation to provide information regarding Hathor and NCR which is additional to that contained in the original offer dated November 16, 2007.

Despite NCR's efforts to attract competing bids, no other formal offers have been forthcoming to date. Hathor continues to believe that a consolidation of the two companies' interests in the Russell Lake Uranium Project in Saskatchewan is in the best interests of the NCR shareholders. The acceptance of Hathor's offer will also give the NCR shareholders the opportunity to participate in Hathor's other projects in the Athabasca Basin and in the previously-announced "spin-out" of Hathor's Eskay Creek Properties into a newly-created public company.

Hathor Exploration Limited

"Stephen G. Stanley"
Stephen G. Stanley, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

PART III. – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Hathor Exploration Limited concurrently with the filing of the Form CB on November 20, 2007.

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HATHOR EXPLORATION LIMITED

Graham Scott, Secretary

January 3, 2008
(Date)

END